September 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unity Software Inc.
Registration Statement on Form S-1 (File No. 333-248255)

Attn:	Jan Woo, Legal Branch Chief
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 9, 2020 and the date hereof, in accordance with Rule 460 of the Securities Act of 1933, as amended, (the “Act”), approximately 6,612 copies of the Preliminary Prospectus, dated September 9, 2020, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of Unity Software Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on September 17, 2020, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours, GOLDMAN SACHS & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC As Representatives of the Prospective Underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Matthew Leavitt
Name: Matthew Leavitt
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Homan Milani
Name: Homan Milani
Title: Head of West Coast Internet Investment Banking

[Signature Page to Underwriters’ Acceleration Request Letter]